Exhibit 12

PHH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in millions, except ratios)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes	$(304)	$(213)	$(284)	$140	$(14)
Adjustments for equity method investments	(1)	—	1	(3)	2
Fixed charges	81	97	137	192	218
Total	$(224)	$(116)	$(146)	$329	$206

Fixed charges:
Interest expense(1)	$75	$90	$130	$185	$212
Estimated interest portion of net rental expense(2)	6	7	7	7	6
Total	$81	$97	$137	$192	$218

Ratio of earnings to fixed charges(3)	—	—	—	1.71	—
Coverage deficiencies	$305	$213	$283	$—	$12

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(1)        Consists of interest expense on all indebtedness including amortization of deferred financing costs.

(2)        One-third of rental expense, net of income from subleases is deemed an appropriate representative of the interest rate factor.

(3)        The ratio of earnings to fixed charges was less than 1:1 driven by the following:

(i) for 2016, unfavorable changes in fair value of our mortgage servicing rights, expenses associated with our strategic review, exit and disposal costs related to the PLS exit, provisions for legal and regulatory reserves and costs to re-engineer our business;

(ii) for 2015 and 2014, unfavorable changes in fair value of our mortgage servicing rights, provisions for legal and regulatory reserves, charges related to early debt retirement and, for 2015 only, costs to re-engineer our business; and

(iii) for 2012, unfavorable changes in fair value to our mortgage servicing rights.